SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the month of December 2022

CHINA PETROLEUM & CHEMICAL CORPORATION
22 Chaoyangmen North Street,
Chaoyang District, Beijing, 100728
People's Republic of China
Tel: (8610) 59960114

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F     ✔              Form 40-F _____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes ____          No     ✔

(If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________. )
N/A

This Form 6-K consists of:

An announcement regarding cancellation of the repurchased H Shares of China Petroleum & Chemical Corporation (the “Registrant”), made by the Registrant on December 29, 2022.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

ANNOUNCEMENT ON CANCELLATION OF
THE REPURCHASED H SHARES

This announcement is made by China Petroleum & Chemical Corporation (the “Company”) on a voluntary basis.
References are made to the Company’s circular dated 31 March 2022 (“Circular”) and the Company’s  announcement  dated  18  May  2022  (“Poll  Results  Announcement”),  in  relation  to, among others, the mandate granted to the Board to buy back domestic shares and/or overseas-listed foreign  shares  of  the  Company  approved  by  the  general  meeting  and  class  meetings  of  the Company  (the  “Buy-back  Mandate”).  Unless  the  context  otherwise  requires,  terms  defined  in the Circular and Poll Results Announcement shall have the same meanings as those used in this announcement.
Since 21 September 2022, the Company made a series of repurchases of its H Shares on the Hong Kong Stock Exchange. As of the date of this announcement, the Company has repurchased an aggregate number of 732,502,000 H Shares, accounting for approximately 0.61% of the total issued share capital and 2.87% of the total issued H Shares of the Company on the date of the Buy-back Mandate  being  approved  by  the  general  meeting  and  class  meetings  of  the  Company,  among which 54,414,000 H Shares repurchased by the Company were cancelled on 14 October 2022 and 678,088,000 H Shares repurchased by the Company were cancelled on 29 December 2022.
From 21 September 2022 to 25 November 2022, the Company also made a series of repurchases of its A Shares on the Shanghai Stock Exchange by way of centralised bidding transactions for an aggregate number of 442,300,000 A Shares. 442,300,000 A Shares repurchased by the Company will be cancelled on 30 December 2022.

After completing the cancellation of the H Shares and A Shares repurchased, the Company’s total number of issued shares will be 119,896,407,646 shares (comprising of 24,780,936,600 H Shares and 95,115,471,046 A Shares).

By order of the Board
China Petroleum & Chemical Corporation
Huang Wensheng
Vice President, Secretary to the Board of Directors

Beijing, the PRC
29 December 2022

As of the date of this announcement, directors of the Company are: Ma Yongsheng*, Zhao Dong*, Yu Baocai#, Ling Yiqun#, Li Yonglin#, Liu Hongbin#, Cai Hongbin+, Ng, Kar Ling Johnny+, Shi Dan+ and Bi Mingjian+.

#	Executive Director
*	Non-executive Director
+	Independent Non-executive Director

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Petroleum & Chemical Corporation

By: /s/ Huang Wensheng

Name: Huang Wensheng

Title: Vice President and Secretary to the Board of Directors

Date: December 30, 2022